Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                               Pursuant to the Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                  Subject Company:  ISPSoft Inc.


     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between DSET Corporation and ISPSoft Inc. including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to DSET's and ISPSoft's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of DSET's and ISPSoft's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.



                                DSET CORPORATION

                                  July 31, 2001
                                 10:00 a.m. CDT

Moderator                  Ladies and gentlemen thank you for standing by.
                           Welcome to the DSET second quarter financial results teleconference. At this time all participants are in a listen only mode. Later we will conduct a question and answer session with instructions given at that time. As a reminder this teleconference is being recorded.

                           I would now like to turn the conference over to the President and CEO, Mr. Bill McHale. Please go ahead sir.

B. McHale                  Thank you. Good morning everybody. Welcome.
                           Great to have you. We've noted an increase in people interested in joining us again on these calls so we're happy for that. I'm going to turn it over to Bruce Crowell, our Vice President and Chief Financial
                           Officer who will take us through the Safe Harbor.
                           He'll have some comments about the data in the press release, some commentary, then it'll come back to me and then we'll open it up for questions. So Bruce could you take it away please.

B.Crowell                  Good morning everyone. Except for historical
                           and factual information all the information presented on the call today represents forward looking statements including all statements about DSET's plans, beliefs, estimates and expectations. These statements are based on current estimates and projections that involve certain risks and uncertainties and could cause actual results to differ materially from those in forward looking statements.

                           Investors are encouraged to consider these risks and uncertainties, which are discussed in documents filed by DSET with the Securities and Exchange Commission, most recently in our annual report on form 10-K and the form 4 registration statement we recently filed. Including, without limitation, the substantial variability of the company's quarterly operating results, the company's dependence on the rapidly evolving telecommunications industry including regulatory risk, rapid technological change in the company's industry, a limited number of customers for a significant portion of the company's revenue, the risk associated with market acceptance of the company's OSS interconnection products, the buying patterns of the telecommunication providers, the ongoing risk that telecommunication providers will not get expected funding to advance their business models and risk associated with intense competition in the industry. The ongoing success of the company depends to a large degree upon the increased demand by CSP's for OSS interconnection products. DSET undertakes no obligation to publicly update any forward-looking statements whether as the result of new information, future events or otherwise.

                           To summarize the results that you have all seen in our press release issued last night revenues for the quarter were $2.6 million. Licensed revenue amounted to about $600,000 or 22% of the total with the remainder of $2 million made up of professional service fees and maintenance revenues. The loss for the quarter before special charges for restructuring and write offs of intangibles amounted to $6.4 million or $.55 per share.

                           The net loss for the quarter including special charges of $6.8 million or $.58 per share totaled $13.2 million or $1.13 per share. The special charges were our most recent restructuring efforts including the reduction of head count and the recognition of impairment of certain assets such as surplus fixed assets, acquired technology related to discontinue products and previously recognized good will.

                           Results for the six-month ended June 30, 2001 included revenues of $6 million and a loss before special charges of $13.9 million. The net loss for the period included special charges of $10.2 million and came to a total of $24.1 million loss for the six months or $2.07 per share. Special charges for the six months included the cost of shutting down our Canadian operations and initial consolidation efforts in the U.S. in addition to those noted above for the second quarter.

                           Weighted average number of basic and diluted shares for both periods discussed above was approximately
                           11.6 million. Relative to the balance sheet the company ended the quarter with $21 million in cash and cash equivalents compared to $26.1 million at the end of last quarter. Total assets were $34.9 million compared to $47.8 million at the same period and we had $24 million in net assets compared to $37 million at the end of last quarter. The company also has an income tax receivable of $3.3 million that it expects to collect in the third quarter. Lastly our net accounts receivable were $1.6 million versus $4.9 million at the end of the last quarter.

                           I'd like to point out that our latest restructuring efforts have lowered our operating expenses to between $5 million and $6 million per quarter. In addition we have reduced most of the fixed costs embedded in our cost of sales for licensed products going forward those being the amortization of our acquired technology and software products that have been discontinued.

                           You will also note that our balance sheet is now in line with our operating activity levels and does not have the exposures we had in the early stages of the industry downturn. Our cash is still above $21 million and a large tax refund is on the way. We do not feel that our accounts receivable at $1.6 million have any significant exposures at this point and our debts our nominal. This puts us in a strong position to profit as revenues pick up in the future and we move forward with ISPSoft.

                           At this point I'll turn the call back over Bill. There you go Bill.

B. McHale                  Thank you,  Bruce.  I have a couple of comments
                           here. As we look at the second quarter we are not surprised by the numbers. We are disappointed but we're not surprised. We knew this would be the most difficult part of the year and the question always was when will they start spending again, in Q3 or Q4? In January 2001 we hoped that the buying patterns of our customers would turn around in the third quarter. It is not clear to us at this time that they will begin buying again in the third quarter or the fourth quarter, hence our position on guidance in last night's press release.

                           In the second quarter we did get commitments from two new customers but they had a few contingencies attached to them so we were unable to recognize revenue for them. I would say at this time it appears that we may have bottomed out and can start climbing up again. Our base of 30 competitive service providers remains stable at this point; however, they are also spending judiciously.

                           Our sales activity for the third quarter is reasonable at this stage as we are talking to approximately 30 or 35 different prospects at varying stages of the sales cycle. Can we close two or three or four in the quarter? We believe that we can. When will we know? In the last two weeks of the quarter as usual. Will they purchase licenses with two or three month payment terms or two or three year payment terms? We don't know yet. This is a variable for us in that by offering what we have referred to in our press release as our pay as you grow pricing model, we have two pricing models on the table for customers. One where they can pay us for the licenses as I mentioned in two or three months and the other, the pay as you grow is over two to three years.

                           We provided our view of the market sizing and there are many people that may believe that it is much bigger than we think. We hope they are right because we continue to enhance the most popular Gateways that our customers have bought. Will the interconnection market produce $20 million, $30 million or $40 million of revenue this year for all of us? It's hard to say at this stage. We have seen one of our competitors allegedly go out of business in the past few weeks and it is essentially down to three of us:
                           Quintessent, NightFire, and DSET for the Gateway solutions.

                           Both of our competitors appear to be looking beyond Gateways just as we have signaled our intent to expand beyond Gateways by getting into the IP provisioning space via our merger with ISPSoft. We would expect some consolidation in the Gateway space as the market size at this stage does not appear to support multiple companies unless they are offering multiple product lines beyond Gateways.

                           Our efforts with ISPSoft are under way and we have filed an S-4, which is now publicly available. We expect the deal to be closed by the end of September. We are actually upbeat about our ability to build a solid business based on the IP market combined with the Gateway business. We believe that we will have an excellent platform that will allow us to start with one key application and then to expand. We plan to bundle multiple capabilities into our provisioning platform and as a side note I hope that the Department of Justice feels compelled to come after us in five years as they did after Microsoft because of our aggressive bundling strategy. Maybe we'll call our provisioning platform "Provisioning XP."

                           We also will target the largest service providers, many of us call them the tier one providers, and we'll offer pricing models to build recurring revenue streams. We plan to build a sustainable business that is not beholding to the regulatory issues that are so prevalent in the United States today. These are difficult times but we believe that we can weather the storm and be one of the survivors. Thank you.

                           Bill, will you come back on as the moderator and open it up to questions please.

Moderator                  Thank you sir.  Our first question will come from
                           the line of Peter Jacobson with Kaufman Brothers.
                           Please go ahead.

P. Jacobson                Good morning, everyone. I was wondering first if you
                           could describe how you feel you're positioned competitively today relative to the Gateway products across the three companies that you mentioned?

B. McHale                  Let's take a look at them.  Quintessent we think has
                           an excellent ASR product. So that's good and we think that we have a better LSR product and we're trying to build and catch up on the ASR front. I think we've made some good progress there in the last six months. Of course our development efforts are heavy on LSR and ASR and PreOrder, the three of those. I think that we continue to have a better integration story with MetaSolv than our competitors. Probably because 2/3, 20 of our 30 customers have used MetaSolv and the lion's share of those are integrated and I think the other guys may have one, two or three, maybe NightFire has two or three and Quintessent one or two. So our integration with

                           MetaSolv is more involved and we have more history with it and of course with MetaSolv being the predominate supplier of OMS's in the United States at least at this stage even though they're moving out of the U.S. it appears the focus is on outside of the country. Those companies are still there those that are buying. I think the integration with MetaSolv is a benefit.

                           The thing relative to competition is that Nortel went through an analysis of the three of us and picked our new Java based platform. Of course to be honest, Nortel with the challenges that they're having right now we don't know how far Architel will get using our Gateways but two other OSS players did the same thing and chose us. We haven't announced them yet. All of us talk about the Java platform now but I think the key is in the implementation and we've seen Quintessent move towards announcing leveraging their service order management system so they'll probably compete more head on with MetaSolv. NightFire seems to be, after coming out of the DLEC space that kind of imploded they got into the voice space along with Quintessent and DSET and they've done a good job. I have to give it to the guys at NightFire. They've done a good job there of breaking in. I don't know where they're going next as to whether or not they're planning to expand outside of the Gateway space.

                           All in all the five key Gateways that we're focused on being PreOrder, LSR and ASR are all being targeted to be integrated on the next generation platform so they pass information back and forth amongst themselves with our own order entry capability and then of course we will also offer LSR and ASR integrated with MetaSolv. And then of course we have the trouble ticket Gateway and the LSOA I'm not sure what NightFire does with LSOA but I know they don't build it on their own and they don't have TA. Quintessent OEM's, their LSOA from Evolving Systems and they don't have TA. I think both of our competitors have tried to use the Vertel Web Resolve TA ASP as an offset to not having a trouble ticket Gateway that could be installed at the IT shop.

                           I'd say that we all end up slugging it out, Peter, for PreOrder, LSR and ASR and then we have our own LSOA and our own TA and the other guys don't, they OEM them. I know Quintessent just announced an OEM deal with Evolving Systems because their previous supplier didn't work well and I think their customers forced them out of that. I think when you get down to it you know the three of us will slug it out for the few remaining deals and I would quite frankly say that there probably aren't enough deals left for three companies. I think something will have to give somewhere along the line. That's kind of our view of the competitive position.

P. Jacobson                Okay.  I believe you said two deals had contingencies
                           can you describe the nature of those contingencies?

B. McHale                  One of them would be tied to their ability in the
                           short term to close down on their funding and another one was acquiring some other companies and technically both of them gave us commitments but both of them said I have to wait until this happens and then somebody else says I have to wait until this happens. Over the next couple of months they'll get through their contingencies and we'll be able to get them rolling. I'm not counting those in the numbers that I said before that said we could do two, three or four of new accounts. I'm not double counting them. I'm counting those guys as Q2 new customers even though we haven't recognized any revenue from them yet.

P. Jacobson                Okay.  On your last call you talked at some length
                           about ranges on the cash flow plan through the balance of the year. Can you give us an update on the perspectives in that area?

B. Crowell                 You may have noticed, Peter, that we have decided
                           not to provide any additional guidance but with our revenues being affected by our pay as you grow and to say more of the uncertainty that we have now that we think that the cash probably will be somewhat lower than the guidance we gave before but not that much. So it's not our purpose here to give any more guidance plus we have to factor in what will happen with the ISPSoft deal in September.

P. Jacobson                Okay.  Very good.  Thank you very much.  That's all
                           I have.

B. McHale                  Thank you, Peter.

Moderator                  Thank you.  Our next question will come from the line
                           of Sheldon Grodsky with Grodsky Associates. Please go ahead.

S. Grodsky                 Good morning everyone. I would like to get a
                           rationale for the acquisition you're planning in terms of the shares you're giving up and the overall risk. The stock hasn't done that well since the announcement came out and it seems like a lot of shares to give for a company that hasn't any revenues yet.

B. McHale                  We do think that the company is only a few months
                           away from getting to revenues and we felt it was necessary. The major rationale was that if we did not expand into an area, a software segment, that had three, four or five years of runway in front of it, that had perceived high growth, that had the potential to sell to tier one service providers then we could find ourselves in a position, Sheldon, where the Gateway business became so minimal. If it turns out to be a $10 million to $15 million business than the Gateway business goes away or you end up just merging with somebody else and nobody's going to pay you more than a buck anyway so the real rationale was if you don't think that you're going to get too far and get much by merging in with somebody then you need to grow it and you need to take the chance and we think that you will, as an investor, will have a far better chance of getting an acceptable return over the next year or two if you can wait that long than if we hung on to the Gateway only business. To go into a new software segment area and think that you can just start building it while you're currently building your Gateways you get into that new area a year later and it would be too late. We felt like we either had to move or the Gateway business would be marginalized and we would not be in a position where we could talk to our investors about potential for the future.

                           So we were willing to put out the shares and put out the $5 million or $6 million to make it happen and I would say that all the people that we employed to help us figure these things out relative to this, I think you've seen the S-4 you know that we had an investment banking group looking at this thing and we underpaid for the asset in just about every conceivable way that you could look at it. It's tough. Whatever you want to call it the Gateway business just plummeted so dramatically that it's a risky time and it called for risky measures. I hope that helps you. Maybe you don't agree with it but that's our thinking.

S. Grodsky                 Thank you.

Moderator                  Our next question will come from the line of Eric
                           Wold, private investor.  Please go ahead.

E. Wold Hi guys. Thanks for taking my call. I have just a couple quick questions. You mentioned that you have about 30 active customers at the end of this quarter. Did any of the customers disappear from the past two quarters, I seem to remember somewhere around 30 or 32?

B. McHale                  We actually had 31 and we lost Coreon as an ASP
                           that was on our list, went out of business and brought it back down to 30 and I did not count in the two that we got commitments from but we didn't recognize the revenue.

E. Wold                    So it could actually be up to 32 then.

B. McHale                  It could be back up to 32 and as we look at the list,
                           I'm looking at it right now, there are a couple of them on there that are having troubles like Network
                           Access Solutions, which is a DLEC kind of is following the path of Covad, Rhythms, and North
                           Point.  We've all seen CoreComm trade down and Net
                           2000 but as Bruce said we have $1.6 million in receivables and we've done a good job of establishing some reserves so we don't see an exposure from the existing customer base. We wish that they would pick up and buy some additional Gateways but they're just like everybody else, they've got both feet on the cash brake and let's hope that Q3 starts to free it up because there is certainly a good chunk of our installed base interested in expanding the number of Gateways as soon as they feel comfortable financially.

E. Wold That was actually my next question. Do you see the majority of your revenue coming over the next six to 12 months from existing customers taking on more Gateways and more products or from new customers themselves?

B. McHale                  I think we'd see it from new customers because the
                           new customers would decide to go for PreOrder and LSR and that was the example that I gave in the press release so that you could kind of focus in on that.
                           They may just go with LSR because it's the most complicated and the most cumbersome and cantacorous with the RBOCs but we think that PreOrder and LSR together represents that million dollars over a three-year period including technical support and implementation services. I bet you we'd end up with 75% or 80% coming from new customers, 75% is not bad.

E. Wold The final question, of the change of accounts receivable from Q1 to Q2 how much of that was the receivables you collected from your customers and how much was potentially an increase in reserves?

B. Crowell                 The increase in reserves is pointed out on the P&L.
                           We did increase reserves for $545,000 and that represented a couple of customers that aren't on the list of 30 that did actually go bankrupt in the period, some people like Teligent and 2d Century, but in addition to that we did negotiate our way out of a couple receivables related to some of the products we discontinued. Then other than that it was a couple of cats and dogs for some other guys that either closed their doors or have gotten to the point where they just don't have funds to make any commitments. That $545,000 would have come out as one of the reductions but the rest of it is we did have a very good quarter on cash collection and catching up on some old debts. It was stuff that actually we were sorry we couldn't get done by the end of the first quarter so we had what we consider was a very good collection period in the last quarter.

E. Wold                    Perfect.  Thank a lot.

B. McHale                  Thank you for being an individual investor and being
                           so interested.  We appreciate it.

Moderator                  Nobody is queuing up, Mr. McHale.  Please continue
                           with your presentation.

B. McHale                  I would just summarize, Sheldon and the rest of you,
                           we plan to prove to you that we can execute and we think that the ISPSoft merger gives us the chance really to move into a hot zone. We as a company have proven in the past that with good software products we can sell and install and get customers into production and get them rolling and generate revenue, generate profits. We do plan to get back to that spot. We're focused on it. We're confident that we can get there. We're watching our cash as best we can. We think we made prudent moves to date in the first six months of the year to get us down to 107 people at the end of July.

                           We actually are starting to feel like we're going to start turning the line in the upward direction. It's not going to come up as dramatically as we've seen in the past but we are confident that we are going to make it and we appreciate the support of everybody. Thank you for joining the call and we look forward to seeing you all soon. Bye everybody.

Moderator                  Ladies and gentlemen this teleconference will be
                           available for replay beginning at 2:30 p.m. today and running through August 7th. You may access the AT&T
                           Executive Playback Service at any time by dialing
                           800-475-6701 or internationally 320-365-3844 and
                           entering the access code 595919.

                           That does conclude your teleconference for today. Thank you for your participation and for using the AT&T Executive teleconference service. You may now disconnect.


Caution Required by SEC Rules
-----------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding the proposed combination because it will contain important information about the transaction. The proxy statement/prospectus has been filed with the SEC by DSET. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement of its 2001 annual meeting of stockholders dated May 17, 2001. The document is available free of charge at the SEC's Web site at www.sec.gov and from DSET.